CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our auditors’ report dated March 22, 2007 on the financial statements of SuperCom Asia Pacific Limited for the year ended December 31, 2006 in the consolidated financial statements of SuperCom Limited on Form 6-K. We hereby consent to the incorporation by reference of said report in the Registration Statement on Form S-8 (File No. 333-121231, effective December 14, 2004) of Supercom Ltd. filed with the U.S. Securities and Exchange Commission.

BDO McCabe Lo Limited
Certified Public Accountants

April 18, 2007